Bear Stearns Series 2005-HE6
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A-1	85,854,914.25	3,951,668.79	152,558,085.75
A-2	0	1,861,711.45	93,000,000.00
A-3	0	585,659.86	28,336,000.00
M-1	0	783,425.86	36,922,000.00
M-2	0	625,781.31	28,165,000.00
M-3	0	185,714.05	8,284,000.00
M-4	0	184,660.57	7,337,000.00
M-5	0	169,441.81	6,627,000.00
M-6	0	144,850.42	5,207,000.00
M-7	0	160,062.51	4,733,000.00